UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________________________

FORM 11-K

______________________________________

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission file number:   001- 32968

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

VBA Defined Contribution Plan for Hampton Roads Bankshares, Inc.

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hampton Roads Bankshares, Inc.

641 Lynnhaven Parkway

Virginia Beach, VA 23452

VBA DEFINED  CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator

VBA Defined Contribution Plan for

Hampton Roads Bankshares, Inc.:

We have audited the accompanying statements of assets available for benefits of the VBA Defined Contribution Plan for Hampton Roads Bankshares, Inc. (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the Plan (Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Norfolk, Virginia
June 30, 2014

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Statements of Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets:
Investments at fair value	$18,763,366	$15,105,333
Cash	8,348	14,758
Receivables:
Notes receivable from participants	649,193	618,401
Dividends receivable	4,329	6,212
Total receivables	653,522	624,613

Assets reflecting investments at fair value	19,425,236	15,744,704

Adjustment from fair value to contract value for fully
benefit-responsive investment contract	(41,922)	(166,845)
Assets available for benefits	$19,383,314	$15,577,859
See accompanying notes to financial statements.

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Statements of Changes in Assets Available for Benefits

Years Ended December 31, 2013 and 2012

	2013	2012
Additions to assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,680,948	$1,349,338
Dividends	407,522	286,576
Total investment income	3,088,470	1,635,914
Interest on notes receivable from participants	26,799	26,457
Contributions:
Employer	791,970	726,479
Participant	1,500,398	1,365,764
Rollover	1,402,576	35,996
Total contributions	3,694,944	2,128,239
Total additions	6,810,213	3,790,610
Deductions from assets attributed to:
Benefits paid directly to participants	2,974,977	2,714,733
Administrative expenses	29,781	14,605
Total deductions	3,004,758	2,729,338
Net increase in assets available for benefits	3,805,455	1,061,272
Assets available for benefits:
Beginning of year	15,577,859	14,516,587
End of year	$19,383,314	$15,577,859
See accompanying notes to financial statements.

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2013 and 2012

(1)   Description of the Plan

The following description of VBA Defined Contribution Plan for Hampton Roads Bankshares, Inc. (the “Plan,” formerly called the Virginia Bankers Association Defined Contribution Plan for the Bank of Hampton Roads) provides only general information  (Hampton Roads Bankshares, Inc. (the “Plan Sponsor”) is a publicly traded company).  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

 (a)   General

The Plan is a defined contribution plan covering substantially all eligible employees of Hampton Roads Bankshares, Inc. and its subsidiaries who have at least three months of service and are at least twenty-one years of age.  However, employees of Shore Bank who are at least eighteen years of age and had at least three months of service prior to April 1, 2011 are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)   Contributions

Each year, participants may contribute up to 96%  of pre-tax compensation, as defined in the Plan, up to the maximum allowable by the Internal Revenue Code (“IRC”).   These limits were $17,500 and $17,000 during 2013 and 2012, respectively.  Participants who have attained age 50 before the end of the plan year are eligible to make catch‑up contributions. These catch‑up contributions are subject to Internal Revenue Service (“IRS”) limits of $5,500 for 2013 and 2012.  Participants may also contribute funds from other tax‑qualified plans as rollover contributions.  The Plan Sponsor provides matching contributions of 100% of the first 3% of base compensation and 50% for the next 2% of base compensation that a participant contributes to the Plan; these matching contributions are allocated proportionate to the participant holdings.   Additional profit sharing amounts may be contributed at the discretion of the Plan Sponsor’s board of directors.  No discretionary profit sharing contributions were made during the years ended December 31, 2013 or 2012.

(c)   Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of matching contributions and plan earnings on the account and charged with an allocation of administrative expenses.    Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)   Participant Loans

Participants may borrow from their fund account an amount not to exceed the lesser of $50,000 or 50% of their vested account balance.  The minimum loan amount allowed by the Plan is $1,000.  A participant may only have two loans outstanding at a given time.  Loans must be repaid within five years unless the loan is used to acquire a principal residence for the participant for which the loan must be repaid within a reasonable period of time not to exceed 15 years.  The loans are secured by the vested balance in the participant’s account.  All loans of the Plan bear interest at a fixed annual rate.  The fixed rate of interest is set at 1% over the Wall Street Journal Prime Rate at the time that the loan application is made or approved.  Principal and interest are paid ratably through payroll deductions.

(e)   Investment Options

Participants direct the investments of all contributions into various investment options offered by the Plan.  The Plan offers one common collective trust fund,  twenty self‑directed mutual funds, and the Plan Sponsor’s common stock.   Participants may choose to invest up to 10% of their account balance and 10% of future contributions in the Plan Sponsor’s common stock.

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2013 and 2012

(f)   Vesting

Participants are vested immediately in their contributions and in the Plan Sponsor’s matching contributions plus actual earnings thereon.  Vesting in the Plan Sponsor’s profit sharing contribution portion of their accounts is based on years of service, as defined by the Plan.  A participant is 100% vested in Plan Sponsor’s profit sharing contributions after three years of credited service.

(g)   Payment of Benefits

On termination of service, a participant may elect to receive a lump‑sum amount equal to the value of the participant’s vested interest in his or her account or annual installments.  In certain situations, participants may receive in‑service hardship withdrawals from the elective deferral and employer match portions of their account.

(h)   Forfeited Accounts

At December 31, 2013 and 2012, forfeited non-vested accounts consisting of employer contributions totaled $1,374 and $1,137, respectively.  These accounts will be used to reduce future employer contributions.  In 2013, employer contributions were reduced by $236 from forfeited non-vested accounts.

(2)   Summary of Significant Accounting Policies

(a)   Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined contribution plan attributable to fully benefit‑responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Assets Available for Benefits presents the fair value of the investments contracts as well as the adjustment of the fully benefit‑responsive investment contracts from fair value to contract value.  The Statements of Changes in Assets Available for Benefits are prepared on a contract‑value basis.

(b)   Administrative Expenses

Certain administrative expenses are absorbed by the Plan Sponsor.

(c)   Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)   Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Refer to Note 3,  Fair Value Measurements, for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade‑date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex‑dividend date.  Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2013 and 2012

(e)   Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.  The Form 5500 presents participant loans as an investment.

(f)   Payment of Benefits

Benefits are recorded when paid.

(g)   New Accounting Pronouncements

On January 1, 2012, the Plan adopted ASU 2012-04, Fair Value Measurement:  Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which provides clarification about the application of existing fair value measurement and disclosure requirements and expands certain other disclosure requirements.  The adoption did not have a material impact on the Statements of Assets Available for Benefits or the Statements of Changes in Assets Available for Benefits.

(3)   Fair Value Measurements

FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2

Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Plan Sponsor Common Stock: Valued at the closing price reported on the stock exchange on which the individual securities are traded.

Mutual Funds:  Valued at the closing price reported on the active market, which represents the net asset value of shares held by the Plan at year‑end.

Common Collective Trust Fund: Valued at net asset value, which is used as a practical expedient for fair value.   The use of net asset value as fair value is deemed appropriate as there are no imposed redemption restrictions and the Plan

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2013 and 2012

does not have any contractual obligations to further invest in the trust fund.  Refer to Note 4,  Investment in Common Collective Trust Fund, for more information.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s  investments at fair value as of December 31, 2013 and 2012.

	December 31, 2013
Investment Category	Level 1	Level 2	Level 3	Total

Plan Sponsor common stock	$301,758	$-	$-	$301,758
Mutual funds:
Equity:
Commodities Broad Basket	13,447	-	-	13,447
Emerging Markets - Large Cap Growth	323,069	-	-	323,069
Foreign Large Cap Blend	2,807	-	-	2,807
Foreign Large Cap Growth	2,199,513	-	-	2,199,513
Large Cap Blend	1,092,433	-	-	1,092,433
Large Cap Growth	3,000,552	-	-	3,000,552
Large Cap Value	2,729,532	-	-	2,729,532
Mid-Cap Growth	1,940,636	-	-	1,940,636
Mid-Cap Value	718,952	-	-	718,952
Real Estate Mid-Blend	252,180	-	-	252,180
Small Cap Growth	400,349	-	-	400,349
Small Cap Value	298,974	-	-	298,974
Subtotal - Equity Mutual Funds	12,972,444	-	-	12,972,444

Fixed income:
High Yield Bond	101,316	-	-	101,316
Inflation-Protected Bond	166,340	-	-	166,340
Intermediate Term Bond	2,363,846	-	-	2,363,846
Short Term Bond	905,854	-	-	905,854
Subtotal - Fixed Income Mutual Funds	3,537,356	-	-	3,537,356

Total mutual funds	16,509,800	-	-	16,509,800
Common collective trust fund	-	1,951,808	-	1,951,808
Total investments at fair value	$16,811,558	$1,951,808	$-	$18,763,366

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2013 and 2012

	December 31, 2012
Investment Category	Level 1	Level 2	Level 3	Total

Plan Sponsor common stock	$129,962	$-	$-	$129,962
Mutual funds:
Equity:
Commodities Broad Basket	3,418	-	-	3,418
Emerging Markets - Large Cap Growth	309,502	-	-	309,502
Foreign Large Cap Blend	22	-	-	22
Foreign Large Cap Growth	1,473,789	-	-	1,473,789
Large Cap Blend	857,222	-	-	857,222
Large Cap Growth	1,738,457	-	-	1,738,457
Large Cap Value	2,021,958	-	-	2,021,958
Mid-Cap Growth	1,685,362	-	-	1,685,362
Mid-Cap Value	328,932	-	-	328,932
Real Estate Mid-Blend	272,020	-	-	272,020
Small Cap Growth	306,768	-	-	306,768
Small Cap Value	315,356	-	-	315,356
Subtotal - Equity Mutual Funds	9,312,806	-	-	9,312,806

Fixed income:
High Yield Bond	312,393	-	-	312,393
Inflation-Protected Bond	193,041	-	-	193,041
Intermediate Term Bond	2,047,260	-	-	2,047,260
Short Term Bond	626,377	-	-	626,377
Subtotal - Fixed Income Mutual Funds	3,179,071	-	-	3,179,071

Total mutual funds	12,491,877	-	-	12,491,877
Common collective trust fund (1)	-	2,483,494	-	2,483,494
Total investments at fair value	$12,621,839	$2,483,494	$-	$15,105,333
(1) The table has been corrected to reflect the Plan’s common collective trust fund as Level 2 within the fair value hierarchy. Previously, this investment was reflected as Level 3.

(4)   Investment in Common Collective Trust Fund

The Plan invests in the Reliance Trust Stable Value Fund, MetLife Series 25157 (the “Fund”), a fully benefit‑responsive common collective trust fund. The Fund invests entirely in the MetLife Group Annuity Contract 25157, which consists of separately managed investment portfolios in fixed income securities, and also enters into wrapper contracts, which are issued by third-parties and are designed to allow the Fund to maintain a constant net asset value. The Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As described in Note 2, contract value is the relevant measurement attribute for the Fund that is a fully benefit-responsive investment. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer.  Such interest rates are reviewed on a quarterly basis for resetting.

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2013 and 2012

Certain events may limit the ability of the Plan to transact at contract value with the Fund. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan that requires liquidation of the Fund), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin‑offs of a subsidiary that require liquidation of the Fund), or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants have occurred or are probable of occurring.

Average yields for the Fund for years ended December 31, 2013 and 2012 were as follows:

	2013	2012

Average yields:
Based on actual earnings	-1.58%	6.84%
Based on interest rate credited to participants	3.34%	3.90%

(5)   Tax Status

The Plan received a favorable determination letter dated May 30, 2012, whereby the IRS stated that the Plan and related trust are designed in accordance with the applicable sections of the IRC.  The Plan has not been amended since receiving the determination letter.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods currently in progress.

 (6)   Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

(7)   Investments

The following table presents investments that represent 5% or more of the Plan’s assets at December 31:

	2013	2012

American Beacon Large Cap Investor Fund	$1,526,357	$949,933
American Europacific Growth Fund - Class R4	2,199,513	1,473,789
BlackRock Equity Dividend I Fund	1,203,175	1,072,025
T. Rowe Price Institutional Large Cap Growth Fund	3,000,552	1,738,457
Munder Midcap Core Growth Fund - Class Y	1,940,636	1,685,362
Pimco Total Return Fund - Class Administrative	2,145,276	1,789,588
Vanguard 500 Index Fund Signal	1,053,192	816,413
Reliance Trust Stable Value Fund, MetLife Series 25157	1,951,808	2,483,494

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2013 and 2012

During 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2013	2012

Net appreciation (depreciation) in fair value of investments:
Mutual funds	$2,555,453	$1,350,577
Plan Sponsor common stock	77,732	(64,963)
Common collective trust fund	47,763	63,724
	$2,680,948	$1,349,338

(8)   Related Party Transactions

Reliance Trust Company is the trustee and investment manager of the Plan’s investment in the Fund.  Transactions in the Fund qualify as party‑in‑interest transactions which are exempt from the prohibited transaction rules of ERISA and the IRC.

The option to invest in the Plan Sponsor’s common stock makes the Plan Sponsor a party‑in‑interest, and these transactions qualify as exempt party‑in‑interest transactions.  Investment in employer securities is permitted by ERISA and the United States Department of Labor Rules and Regulations.  The fair value of the Plan Sponsor’s common stock is based on quotes from a stock exchange.  The Plan held 173,424, and 56,726 shares of the Plan Sponsor’s common stock at December 31, 2013 and 2012,  respectively.  These investments represent less than 1% of total plan investments at December 31, 2013 and 2012.

 (9)   Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Assets Available for Benefits.

(10)  Reconciliation of Financial Statements to Form 5500

The following tables provide a reconciliation of the Net Increase in Assets Available for Benefits and Assets Available for Benefits per the financial statements for the years ended December 31, 2013 and 2012 to Schedule H of Form 5500.

	2013	2012
Increase in assets available for benefits per the financial statements	$3,805,455	$1,061,272
Current year adjustment from fair value to contract value for fully
benefit-responsive investment contract	41,922	166,845
Prior year adjustment from fair value to contract value for fully
benefit-responsive investment contract	(166,845)	(138,031)
Net increase in assets available for benefits per Form 5500	$3,680,532	$1,090,086

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2013 and 2012

	2013	2012
Assets available for benefits per the financial statements	$19,383,314	$15,577,859
Current year adjustment from fair value to contract value for fully
benefit-responsive investment contract	41,922	166,845
Assets available for benefits per Form 5500	$19,425,236	$15,744,704

(11)  Subsequent Events

The Plan has evaluated subsequent events through June 30, 2014, the date these financial statements were available to be issued and, except as disclosed, there are no additional events required for disclosure.

SUPPLEMENTAL SCHEDULE

VBA DEFINED CONTRIBUTION PLAN FOR
HAMPTON ROADS BANKSHARES, INC.
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN 54-2053718 Plan 001
December 31, 2013
	Description of investment including
Identity of issue, borrower,	maturity date, rate of interest,	Current
lessor, or similar party	collateral, par, or maturity value	value
Mutual funds:
Allianz Global Investors	9,865 shares of Allianz High Yield Bond Fund A	$101,316
American Beacon	55,993 shares of American Beacon Large Cap Value Fund	1,526,357
American Funds	45,652 shares of American Europacific Growth Fund – Class R4	2,199,513
BlackRock , Inc.	49,452 shares of BlackRock Equity Dividend I Fund	1,203,175
Buffalo Funds	10,727 shares of Buffalo Small Cap Fund	400,349
Columbia Management	16,152 shares of Columbia Small Cap Value Fund Z	298,974
DWS Investments	884 shares of Enhanced Commodity Strategy Fund	13,447
Federated Mutual	86,602 shares of Federated Intermediate Government/Corporate Fund	905,854
Goldman Sachs	16,182 shares of Goldman Sachs Mid Cap Value Fund – Institutional Shares	718,952
T. Rowe Price	110,072 shares of T. Rowe Price Institutional Large Cap Growth Fund	3,000,552
AMG Funds	2,888 shares of Managers Bond Fund	78,936
Munder Funds	45,131 shares of Munder Midcap Core Growth Fund – Class Y	1,940,636
Oppenheimer Funds	8,497 shares of Oppenheimer Developing Markets Fund – Class A	323,069
PIMCO	200,681 shares of Pimco Total Return Fund Administrative	2,145,276
Virtus Funds	7,776 shares of Virtus Real Estate Securities Fund – Class A	252,180
The Vanguard Group, Inc.	16,040 shares of Vanguard Inflation-Protected Securities Fund I	166,340
The Vanguard Group, Inc.	13,223 shares of Vanguard Total Bond Market Index Fund Signal	139,634
The Vanguard Group, Inc.	84 shares of Vanguard Total International Stock Index	2,807
The Vanguard Group, Inc.	871 shares of Vanguard Total Stock Market Index	39,241
The Vanguard Group, Inc.	7,484 shares of Vanguard 500 Index Fund Signal	1,053,192
Reliance Trust Company	11,338 units of Reliance Trust Stable Value Fund	1,951,808
Hampton Roads Bankshares, Inc. *	173,424 shares of common stock	301,758
	Interest rates from 4.25% to 9.25%,
Participant loans	maturing from January 2014 to December 2026	649,193
		$19,412,559
*Denotes a party-in-interest
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VBA Defined Contribution Plan
for Hampton Roads Bankshares, Inc.
(Name of Plan)

Date: June 30, 2014	/s/Douglas J. Glenn
Douglas J. Glenn, Plan Trustee